FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2015
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA Announces Review of Strategic Alternatives

and Management Changes

December 18, 2015, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, made several announcements today as part of ICA’s continuing strategic efforts to address the Company’s debt and capital structure.

Review of Strategic Alternatives

ICA announced today that the Company’s Board of Directors has decided that ICA will not pay the approximately US$31 million interest payment which was due November 30, 2015 on ICA’s 8.875% senior notes due 2024, prior to expiration of the grace period on December 29, 2015. ICA has made this decision in order preserve liquidity, prioritize ongoing operations and fund projects currently under development.

Over the next 30 to 60 days, with the help of its financial advisors, Rothschild and FTI Consulting, ICA will work on a cost-cutting plan and a restructuring plan. ICA expects that the initial restructuring plan will be finalized by mid-February 2016. ICA has also begun the process of engaging with its creditors and other stakeholders. While this review is ongoing, ICA’s priority will be to serve its clients and to continue providing construction and concession-management services.

The Company does not expect to make further public comment regarding these matters unless and until its Board of Directors approves a specific action.

Changes to Company’s Management

ICA announced that the Board of Directors approved changes in ICA’s management team at its meeting yesterday. Board member Alfonso González Migoya has been appointed co-Chief Executive Officer, alongside Alonso Quintana. Orlando Loera has been appointed Chief Restructuring Officer (CRO) to direct ICA’s restructuring initiatives. Pablo Garcia has been appointed Chief Financial Officer, replacing Gabriel de la Concha, who resigned in order to pursue other business opportunities. Gabriel de la Concha will support the Company in carrying out the transition.

Messrs. González and Loera will be responsible for carrying out the operational and financial restructuring of the Company, at the same time that co-CEO Alonso Quintana leads ICA’s operations as it continues to develop the Company’s ongoing businesses.

Alfonso González Migoya, ICA’s new co-CEO, was appointed to ICA’s Board in November and is also non-executive Chairman of Volaris. From 2009 to 2014 he was Chairman and CEO of Grupo Industrial Saltillo. He served as Vice President for Finance of Grupo Alfa for more than a decade, was CEO of Alestra, Executive Vice President and CFO of Grupo Financiero BBVA Bancomer, and was director of Finance and general manager of the Chemical and Plastics division of Cydsa. He is a member of the boards of Banregio Grupo Financiero, Bolsa Mexicana de Valores, Instituto Tecnológico de Monterrey, FEMSA, Coca-Cola FEMSA, and NEMAK. Mr. González Migoya is an Electromechanical Engineering graduate of the Instituto Tecnológico de Monterrey and has an MBA from the Stanford University Graduate School of Business.

For more information, please contact: Elena Garcia elena.garcia@ica.mx Gabriela Orozco gabriela.orozco@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608	In the US: Daniel Wilson, Zemi Communications +(1212) 689 9560 dbmwilson@zemi.com

Orlando Loera was Chief Restructuring Officer for Mexican homebuilder Casas Geo from 2013 to 2015. He had a 39-year career with Bank of America Merrill Lynch (BAML) and retired as Chief Risk Officer for Latin America. Previously he served as Managing Director and Mexico Country Executive for BAML and was Chairman of the Board of Bank of America, México, S.A. Earlier in his career, Mr. Loera was head of corporate banking in Mexico, Senior Risk Manager for several southern Asian Countries based in Hong Kong, and Singapore Country Manager. For several years he was head of the Bank’s Special Assets Group in Latin America. The new Chief Restructuring Officer has a Master’s degree from The John Hopkins School of Advanced International Studies in Washington, D.C. and an undergraduate degree in Political Science from the University of California, Los Angeles.

Pablo Garcia has been the Finance Director for ICA’s infrastructure division since 2012, where he was responsible for arranging the financings for ICA’s portfolio of concessioned infrastructure projects and for structuring the sale of minority participations as part of ICA’s strategy of monetizing its asset portfolio. Prior to joining ICA, he was Managing Director and head of Project Finance for Latin America at Scotiabank. From 2004 to 2011 he was Senior Vice President for Project Finance for Banco Santander, heading all their Mexico activities. From 1998 to 2004, he served in various capacities at Banco Santander in New York City and Madrid. Mr. Garcia has a B.A. in economics from Florida State University, and an M.A. in Applied Economics and Finance from the University of Michigan.

Bernardo Quintana, ICA’s Chairman of the Board, said: “ICA’s focus on carrying out a rapid restructuring of our business profile requires additional management resources, with additional skills. The Board is confident that Alfonso González, Orlando Loera, and Pablo Garcia will be able to design and execute the necessary measures to restore ICA to a sound financial position. The rest of the management team, led by Alonso Quintana, will continue to focus on developing ICA’s core businesses. We are determined to take all necessary measures to preserve and strengthen our position as Mexico’s premier infrastructure and construction company.”

Board Member Resignation

ICA announced that, effective today, Fernando Flores y Perez has resigned as a member of the board of directors in order to focus on other business endeavors.

For more information, please contact: Elena Garcia elena.garcia@ica.mx Gabriela Orozco gabriela.orozco@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608	In the US: Daniel Wilson, Zemi Communications +(1212) 689 9560 dbmwilson@zemi.com

This press release contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward- looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit ir.ica.mx

For more information, please contact: Elena Garcia elena.garcia@ica.mx Gabriela Orozco gabriela.orozco@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608	In the US: Daniel Wilson, Zemi Communications +(1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2015	Empresas ICA, S.A.B. de C.V. /s/ Alonso Quintana Kawage Name: Alonso Quintana Kawage Title: Co-Chief Executive Officer